Exhibit 99.1

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

July 14, 2011	Trading Symbol: TSX – OLE
OTC/BB – OLEPF
Website: www.oromin.com

OROMIN CONTINUES SUCCESSFUL EXPLORATION DRILLING CAMPAIGN AT VARIOUS DEPOSITS AND DISCOVERIES

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group Ltd. (“OJVG”), is pleased to announce additional drilling results for its OJVG Gold Project in Senegal, West Africa. Results presented herein include both additional drill holes designed to test the down-dip potential beneath the resource shells at the Golouma deposit, as well as lateral and depth expansion drilling at the Kinemba, Sekoto, Saboraya and Koutouniokolla discoveries. In addition, Oromin is pleased to announce encouraging initial prospecting results, and the first pass drilling plan, at its newest gold target –Mamasato. Please refer to the attached map for deposits, discoveries and target locations within the OJVG Gold Project.

EXPLORATION DRILLING - GOLD DEPOSITS

Golouma Deposit

As announced in Oromin’s News Release of May 12, 2011 the Golouma deposit hosts a current Indicated Resource of 1.05 million ounces of gold (11.1 M tonnes at 2.94 g/t Au) and an Inferred Resource of 84,500 ounces of gold (0.95 M tonnes at 2.78 g/t Au) based on drilling to an average depth of 350 metres. Oromin has been conducting a widely spaced, deep drilling exploration program down dip of the Resource Shells utilized to estimate the current mineral resources at Golouma. The goal of this deep exploration drill program is to demonstrate that the Golouma gold mineralization extends to considerable depth below the current mineral resource estimate. Previously released results from this deep drilling program at the Golouma deposit include 5.30 g/t gold over 10 metres (423-433) in DH-961; 81.83 g/t gold over 6 metres (569-575) in DH-969; 32.05 g/t gold over 6 metres (589-595) in DH-970; and 4.81 g/t gold over 10 metres (631-642) in DH-971. The following outlines the most recent significant results from this deep drilling at the Golouma deposit:

  6.64 g/t gold over 13 metres (542-555) in DH-972

  4.49 g/t gold over 4 metres (932-936) in DH-973

  45.49 g/t gold over 1 metre (571-572) in DH-974

  4.32 g/t gold over 4 metres (730-734) in DH-975

  8.63 g/t gold over 2 metres (1,077-1,079) in DH-976

  4.61 g/t gold over 10 metres (757-767) in DH-977

  36.43 g/t gold over 2 metres (285-287) in DH-980 *

  4.56 g/t gold over 8 metres (642-650) in DH-980

* Intersection of the sub-parallel Golouma West Extension zone initially intersected in previously announced DH-971 which returned 421.4 g/t gold over 3 metres (294-297)

Previously announced results from this depth expansion drilling program at the Golouma deposit, and complete interval breakdowns for the above listed drill holes, are summarized in the accompanying appendix.

EXPLORATION DRILLING – GOLD DISCOVERIES AND TARGETS

In addition to the deep drilling program, recent and ongoing exploration drilling is also under way at a number of recent gold discoveries and targets throughout the OJVG Project area.

Two of these, Kinemba and Sekoto, are being evaluated as potential Heap Leach deposits. As announced in Oromin’s May 5, 2011 News Release, a Preliminary Economic Assessment of the Heap Leach opportunity at the OJVG Project is positive, based on an Indicated Resource of 475,500 ounces of gold (20.6 M tonnes at 0.71 g/t Au) and an Inferred Resource of 120,450 ounces of gold (7.0 M tonnes at 0.53 g/t Au) calculated from four deposits – Niakafiri Southeast, Niakafiri Southwest, Maki Medina and Kobokoto.

Kinemba Discovery

The Kinemba discovery is located approximately 5 kilometres southwest of the Golouma deposit. At Kinemba, drilling to date has intersected zones of gold mineralization along a minimum strike extent of 550 metres and locally to depths of approximately 150 metres. The following outlines the most recent significant results from the ongoing drilling at Kinemba:

  0.86 g/t Au over 5 metres (73-78) and 0.81 g/t Au over 11 metres (110-121) in RC-881

  0.64 g/t Au over 8 metres (29-37) and 1.49 g/t Au over 5 metres (55-60) in RC-882

  0.60 g/t Au over 11 metres (74-85) and 0.72 g/t Au over 25 metres (135-160) in RC-889

Previously announced results and complete interval breakdowns for the above listed drill holes are summarized in the accompanying appendix.

Sekoto Target

The Sekoto Target is located approximately 9 kilometres northeast of the Golouma deposit and approximately four kilometres east of the Masato deposit, which hosts Indicated Resources of 1,457,300 ounces of gold from 35.5 M tonnes at 1.28 g/t Au and Inferred Resources of 129,700 ounces of gold from 3.2 M tonnes at 1.25 g/t g Au, as announced in the May 12, 2011 Oromin News Release. Sekoto has only recently been the focus of exploration drilling as a potential Heap Leach deposit, following up on previous exploration hole RC-363 which intersected 1.15 g/t gold over 17 metres, from 170 to 186 metres. Exploration drilling has targeted oxide mineralization up-dip of the RC-363 intersection. Drill holes completed to date along a strike extent of approximately 200 metres have identified a deeper than usual oxide depth, ranging between 50 and 75 metres below surface. The following outlines the most recent significant results from the ongoing drilling at Sekoto:

  0.65 g/t gold over 23 metres (5-28) and 1.67 g/t gold over 18 metres (56-74) in RC-899

  0.84 g/t gold over 12 metres (17-29) in RC-900

  1.29 g/t gold over 4 metres (60-64) in RC-901

  1.67 g/t gold over 5 metres (68-73) in RC-902

  0.75 g/t gold over 11 metres (11-22) in RC-903

  0.81 g/t gold over 6 metres (49-55) in RC-904

A complete interval breakdown for the above listed drill holes is summarized in the accompanying appendix.

Two of the drilling targets, Koutouniokolla and Saboraya, are being evaluated as potential Golouma style carbon-in-leach (CIL) deposits, similar to those at Kourouloulou, Kerekounda and Golouma.

Koutouniokolla Discovery

The Koutouniokolla Discovery is located 3.5 kilometres southwest of the Golouma deposit, and although initially thought of as a Bulk Tonnage / Heap Leach style target is appearing more likely to be an early-stage CIL style open pit opportunity. Koutouniokolla is coincident with a gold-in-soil geochemical anomaly associated with a topographic prominence within a broad area of laterite cover. To date, drilling has successfully intersected gold mineralization over a minimum strike extent of 150 metres and to an average depth of approximately 125 metres, and remains open both along trend and to depth. The following outlines the most recent significant results from Koutouniokolla:

  1.54 g/t gold over 10 metres (26-36) in RC-893

  4.30 g/t gold over 16 metres (67-83) in RC-895

  1.81 g/t gold over 3 metres (23-26) in RC-896

Previously announced results and complete interval breakdowns for the above listed holes are summarized in the accompanying appendix.

Saboraya Target

The Saboraya target is very favorably located approximately mid-way between the Kerekounda and Kourouloulou gold deposits and is similarly related to dilational shear hosted quartz veining. Only limited drilling has occurred at Saboraya, thus far testing it along a minimum strike length of 150 metres and to a depth of only 100 metres below surface. Previously released results from Saboraya include 6.94 g/t gold over 4 metres in RC-860 and 8.91 g/t gold over 5 metres in RC-862. The following outlines the most recent significant results from Saboraya:

  3.92 g/t gold over 3 metres (31-34) in RC-909

  3.44 g/t gold over 23 metres (69-92) in RC-911

Previously announced results and complete interval breakdowns for the above listed drill holes are summarized in the accompanying appendix.

OUR NEWEST GOLD TARGET – MAMASATO

The newly identified Mamasato target is located approximately 4.5 kilometres north of the Golouma deposit and approximately 2 kilometres southeast of the centre of the Masato deposit. The Mamasato target is coincident with an 800 to 1,000 metre long, east-west oriented, gold-in–soil geochemical anomaly (> 100 ppb gold) with peak gold-in-soil values of 1.9 g/t, 2.0 g/t and 3.0 g/t. Prospecting and mapping of this target has identified a series of NNE and E-W oriented quartz veins and quartz vein systems within two to three sheared and altered zones of volcanic and intrusive felsic dikes and sills. Of interest to the project geologists, Mamasato strongly resembles the Golouma West portion of the Golouma Deposit, as to both visual components and structural orientation. On surface the Mamasato quartz veins range up to 5 to 7 metres width, within sheared and altered zones which individually range up to 25 to 30 metre widths. Initial rock sampling at Mamasato has returned gold values ranging from < 5 ppb gold to 36.9 g/t gold, with approximately 30% of the initial 39 samples exceeding 1.0 g/t gold, including 36.9 g/t; 12.71 g/t; 10.63 g/t; 5.14 g/t; 4.13 g/t; 3.57 g/t; 3.29 g/t and 3.17 g/t. So far, four excavator trenches have been completed over the westernmost 320 metres of the Mamasato target, for which we await assays. Visual observations suggest excellent third dimensional correlation within all four trenches across the veins and alteration zones tested.

OJVG currently has two diamond drills working at Mamasato. Nine core holes have now been completed at this new target and assay results are pending. Drilling has thus far partially tested the westernmost 360 metres of the Mamasato target, and now a current ongoing hole has stepped out an additional 300 metres to the east. Visual results from the initial drill holes at Mamasato suggest that the alteration zones and quartz veining observed at surface and in trenches continue to depth and visible gold has been observed in four of the holes completed. Mamasato is an exposed window of shear hosted quartz veining located within an area of extensive laterite cover. This laterite cap has preserved greater than normal depths of oxidized material which would be favorable for early stage CIL and Heap Leach feed. Trenching, drilling and further prospecting are ongoing at this newest OJVG gold discovery.

Technical Supervision

Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has verified the data disclosed in this news release. William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President and CEO

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Golouma Style Deposits
	Drill	Grid	Azimuth/	From - To	Interval	Gold Grade
Deposit	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)
GOLOUMA	DH-972	53068N/14633E	107/-66	542-555 incl.552-555	13 3	6.64 11.78
	DH-973	53316N/14015E	348/-68	932-936	4	4.49
	DH-974	53119N/14648E	325/-70	571-572	1	45.49
	DH-975	52997N/14536E	097/-68	730-734 771-772	4 1	4.32 7.82
	DH-976	53210N/13920E	345/-67	946-947 1077-1079	1 2	6.45 8.63
	DH-977	53175N/14386E	005/-72	485-487 757-767 incl.758-764 781-782	2 10 6 1	9.55 4.61 7.04 6.24
	DH-980	53424N/14140E	340/-65	285-287 642-650	2 8	36.43 4.56
	DH-961-EXT	53135N/14786E	104/-65	544-546	2	5.61
	DH-961*	53135N/14786E	104/-65	430-437 incl.430-432	7 2	4.20 8.59
	DH-966*	53084N/14800E	106/-65	397-400 423-433 incl.423-425 and 428-430	3 10 2 2	7.18 5.30 13.21 9.50
	DH-969*	53114N/14713E	106/-67	488-492 incl.490-491 569-575 incl.573-574	4 1 6 1	7.37 24.28 81.83 481.00
	DH-970*	53258N/14503E	008/-73	589-595 incl.590-592 incl.590-591	6 2 1	32.05 87.32 146.80
	DH-971*	53428N/14140E	345/-74	294-297 434-438 631-642 incl.633-640	3 4 11 7	421.40 3.42 4.81 6.03
KOUTOUNIOKOLLA	RC-893	50740N/12310E	115/-60	26-36	10	1.54
	RC-895	50723N/12346E	115/-60	67-83 incl.67-71	16 4	4.30 12.16
	RC-896	50656N/12399E	115/-50	19-37 incl.22-31 incl.23-26	18 9 3	0.74 0.95 1.81
	DH-808*	50671N/12367E	115/-50	63-71 incl.68-69 105-111	8 1 6	1.97 8.30 1.58
	DH-811*	50688N/12382E	115/-50	88-94	6	1.49
	DH-813*	50689N/12382E	115/-65	98-103	5	3.86

Golouma Style Deposits (…continued)
	Drill	Grid	Azimuth/	From - To	Interval	Gold Grade
Deposit	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)
	DH-820*	50670N/12351E	115/-65	92-126 incl.92-95 and 120-126	34 3 6	1.44 2.90 3.07
	DH-823*	50703N/12388R	115/-50	5-19 incl.14-18	14 4	3.29 5.85
	DH-827*	50704N/12387E	115/-65	6-19 incl.7-8	13 1	3.62 16.82
	DH-831*	50671N/12365E	115/-65	127-134	7	1.41
	DH-843*	50715N/12319E	115/-65	33-34	1	54.46
SABORAYA	RC-909	54080N/815315E	020/-50	31-34	3	3.92
	RC-911	54034N/815280E	020/-50	69-92 incl.69-82 incl.69-71	23 11 2	3.44 6.12 26.21
	RC859*	53999N/815248E	020/-50	107-109	2	4.18
	RC-860*	54009N/815292E	020/-50	3-7 incl.3-5 56-57 121-126 incl.122-124	4 2 1 5 2	6.94 13.023 12.17 3.19 6.10
	RC-862*	54022N815255E	020/-50	80-85 Incl.80-83 Incl.81-82	5 3 1	8.91 14.54 34.84

 *Previously reported.

Mineralized intervals are based on 1-metre samples utilizing 1.0 g/t gold cut-off levels with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Bulk Tonnage (Heap Leach) Deposits
	Drill	Grid	Azimuth/	From - To	Interval	Gold Grade
Deposit	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)
KINEMBA	RC-881	49040N/11260E	090/-55	73-78 110-121 incl.113-115	5 11 2	0.86 0.81 1.62
	RC-882	49080N/11264E	090/-50	29-37 55-60 incl.58-59	8 5 1	0.64 1.49 5.56
	RC-889	49440N/11305E	090/-60	74-85 incl.80-84 135-160 incl.135-138 incl.136-137 and 153-160 incl.156-159	11 4 25 3 1 7 3	0.60 1.29 0.72 2.16 5.37 1.16 2.02
	RC-890	49400N/11260E	090/-55	169-198 incl.169-180 and 192-195	29 11 3	0.55 0.69 1.15
	RC-868*	49400N/11339E	090/-55	101-115 incl.108-114	14 6	2.16 3.26
	RC-870*	49440N/11350E	090/-62	89-102 incl.93-101 incl.94-96	13 8 2	1.32 1.98 3.95
	RC-871*	49440N/11320E	090/-60	9-18 86-91 100-114 incl.107-113	9 5 14 6	0.51 1.61 1.41 2.69
	RC-876*	49478N/11385E	090/-55	0-8 incl.0-5	8 5	1.32 1.87
	RC-877*	49479N/11345E	090/-55	99-111 incl.99-105	12 6	0.99 1.22
	RC-878*	49363N/11324E	090/-55	31-34 39-41 72-81 incl.73-75 102-111 incl.102-104	3 2 9 2 9 2	1.76 1.36 0.80 1.98 0.96 1.91
	DH-795*	49400N/11430E	090/-55	46-51	5	1.92
	DH-803*	49400N/11300E	090/-55	35-41 141-151	6 10	1.07 2.40
	DH-810*	49400N/11375E	090/-55	16-21 42-49	5 7	1.73 1.64
SEKOTO	RC-897	61484N/18159E	120/-50	10-13 20-22	3 2	0.56 0.84
	RC-898	61464N/18193E	120/-50	4-6 38-47	2 9	1.02 0.55

Bulk Tonnage (Heap Leach) Deposits (…continued)
	Drill	Grid	Azimuth/	From - To	Interval	Gold Grade
Deposit	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)
	RC-899	61447N/18143E	120/-50	5-28 incl.17-23 56-74 incl.56-60 incl.56-57 82-88	23 6 18 4 1 6	0.65 1.20 1.67 5.29 15.79 0.80
	RC-900	61427N/18178E	120/-50	17-29 incl.24-29	12 5	0.84 1.31
	RC-901	61529N/18224E	120/-50	60-64	4	1.29
	RC-902	61557N/18190E	120/-50	24-28 68-73	4 5	0.65 1.67
	RC-903	61593N/18204E	120/-50	11-22 30-34	11 4	0.75 0.50
	RC-904	61574N/18240E	120/-50	33-36 49-55	3 6	0.68 0.81

 *Previously reported.

Mineralized intervals are based on 1-metre samples utilizing 0.2 g/t gold cut-off levels with a maximum internal dilution of 4 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

OJVG Gold Project
Site Plan Area
Volcanics
Granite
Volcanics
N
Sekoto
Masato
Mamasato
Teranga
OJVG
Niakafiri SW
Niakafiri SE
Golouma Deposits
Kerekounda
Golouma (West)
Saboraya
Kourouloulou
Maki Medina
950 Zone & Golouma West Extension
Kourouloulou South
(South)
Bulk Tonnage Deposits
Kobokoto
Koutouniokolla
Kinemba
Kinemba West
1 Kilometre
OJVG Mining Lease 213 sq/km
Randgold
Legend
Proposed / existing open pit
OJVG license
Existing road
Bulk Tonnage deposit
Bulk Tonnage discoveries & targets
Golouma style deposit
Golouma style discoveries & targets